Sly Fox Brewing Company Wyomissing, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets		
Tompkins VIST Checking	$ 187,148.85	
Due from SFBC Malvern	4,387.48	
Total Current Assets		191,536.33
Property and Equipment		
Leaseholder Improvements	77,356.18	
Furniture and Fixtures	1,934.50	
Total Property and Equipment		79,290.68
Other Assets		
Total Other Assets		0.00
Total Assets		$ 270,827.01

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 554.50	
Due to Sly Fox Brewing Company	1,497.27	
Due to Anne Giannopoulos	4.39	
Due to Dash Fitness	63.60	
Total Current Liabilities		2,119.76
Long-Term Liabilities		
Tompkins VIST Commercial Loan	631.68	
WeFunder Payable	300,000.00	
Total Long-Term Liabilities		300,631.68
Total Liabilities		302,751.44
Capital		
Net Income	(31,924.43)	
Total Capital		(31,924.43)
Total Liabilities & Capital		$ 270,827.01

Sly Fox Brewing Company Wyomissing, LLC
Income Statement
For the Twelve Months Ending December 31, 2018

	Current Month		Year to Date	
Revenues				
Total Revenues	0.00	0.00	0.00	0.00
Cost of Sales				
Total Cost of Sales	0.00	0.00	0.00	0.00
Gross Profit	0.00	0.00	0.00	0.00
Expenses				
Interest Expense	$ 3,343.81	0.00	$ 3,343.81	0.00
Bank Charges and Fees	853.08	0.00	853.08	0.00
Legal and Professional Fees	26,165.30	0.00	26,165.30	0.00
Insurance	177.00	0.00	177.00	0.00
Advertising and Marketing	848.97	0.00	848.97	0.00
Office Supplies and Software	159.00	0.00	159.00	0.00
License Fees and Taxes	125.00	0.00	125.00	0.00
Repairs and Maintenance	252.27	0.00	252.27	0.00
Total Expenses	31,924.43	0.00	31,924.43	0.00
Net Income	$ (31,924.43)	0.00	$ (31,924.43)	0.00

Sly Fox Brewing Company Wyomissing, LLC
Statement of Cash Flow
For the twelve Months Ended December 31, 2018

	Current Month	Year to Date
Cash Flows from operating activities		
Net Income	$ (31,924.43)	$ (31,924.43)
Adjustments to reconcile net income to net cash provided by operating activities		
Due from SFBC Malvern	(4,387.48)	(4,387.48)
Due from Dash Fitness	0.00	0.00
Accounts Payable	554.50	554.50
Line of Credit - Wells Fargo	0.00	0.00
Due to Sly Fox Brewing Company	1,497.27	1,497.27
Due to Anne Giannopoulos	4.39	4.39
Due to Dash Fitness	63.60	63.60
Total Adjustments	(2,267.72)	(2,267.72)
Net Cash provided by Operations	(34,192.15)	(34,192.15)
Cash Flows from investing activities		
Used For		
Leaseholder Improvements	(81,998.68)	(81,998.68)
Furniture and Fixtures	(1,934.50)	(1,934.50)
Net cash used in investing	(83,933.18)	(83,933.18)
Cash Flows from financing activities		
Proceeds From		
Tompkins VIST Commercial Loan	631.68	631.68
WeFunder Payable	300,000.00	300,000.00
Used For		
Tompkins VIST Commercial Loan	0.00	0.00
WeFunder Payable	0.00	0.00
Net cash used in financing	300,631.68	300,631.68
Net increase <decrease> in cash	$ 182,506.35	$ 182,506.35
Summary		
Cash Balance at End of Period	$ 187,148.85	$ 187,148.85
Cash Balance at Beg of Period	(187,325.70)	0.00
Net Increase <Decrease> in Cash	$ (176.85)	$ 187,148.85

Sly Fox Brewing Company Wyomissing, LLC
Statement of Retained Earnings
For the Twelve Months Ending December 31, 2018

Beginning Retained Earnings	$	0.00
Adjustments To Date		0.00
Net Income		(31,924.43)
Subtotal		(31,924.43)
Ending Retained Earnings	$	(31,924.43)